Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and to Fixed Charges and Preference Dividends

(Unaudited)
	Predecessor		Successor
	Year Ended December 25,	Period from December 26, 2009 to September 21,	Period from September 22, 2010 to December 31,	Year Ended December 31,			Three Months Ended March 28, 2014
	2009	2010	2010	2011	2012	2013
Earnings:
Income (loss) before income taxes	$(45,725)	$64,647	$(1,693)	$13,425	$19,493	$42,335	$12,227
Adjustments:
Less: Equity income from equity investees	(468)	(773)	(410)	(865)	(1,510)	(2,345)	(315)

Income (loss) before income taxes and equity income from equity investees	(46,193)	63,874	(2,103)	12,560	17,983	39,990	11,912
Add:
Fixed charges	30,208	25,351	4,864	19,878	21,645	18,416	4,287
Distributed income of equity investees	1,617	704	—	250	850	1,000	—

Total earnings	$(14,368)	$89,929	$2,761	$32,688	$40,478	$59,406	$16,199

Fixed charges:
Interest expensed, including amortization of deferred financing costs and accretion of debt discount, excluding loss on early extinguishment of debt	$27,482	$23,489	$4,228	$17,011	$18,612	$15,316	$3,495
Estimated interest component of rent expense	2,726	1,862	636	2,867	3,033	3,100	792

Total fixed charges	$30,208	$25,351	$4,864	$19,878	$21,645	$18,416	$4,287

Ratio of earnings to fixed charges	— (1)	3.5	— (1)	1.6	1.9	3.2	3.8

Pre-tax preferred dividend requirements	$—	$—	$9,597	$5,384	$8,390	$4,227	$—

Total fixed charges plus preference dividends	$30,208	$25,351	$14,461	$25,262	$30,035	$22,643	$4,287

Ratio of earnings to fixed charges and preference dividends	— (1)	3.5	— (1)	1.3	1.3	2.6	3.8

Amount (in thousands) of deficiency in earnings to fixed charges	$(44,576)	—	$(2,103)	—	—	—	—
Amount (in thousands) of deficiency in earnings to fixed charges and preference dividends	$(44,576)	—	$(11,700)	—	—	—	—

(1)	The ratio of earnings to fixed charges and to fixed charges and preference dividends for this period was less than 1.0x.